UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
UNIGENE LABORATORIES, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
904753100

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 W. Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
Copy to:

Mark R. Grossmann, Esq.
Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois 60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 22, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	904753100	13D	Page	2	of	15	Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,786,670 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

43,786,670(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,786,670 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.5% (2)

14	TYPE OF REPORTING PERSON

OO
Explanatory Note: This Amendment No. 2 (as defined below) is being filed to report, among other things, the December Convertible Note Transfer (as defined below) and that because (i) the Credit Opportunities Note (as defined below) will become convertible by Victory Park Credit Opportunities Master Fund, Ltd. (the “Credit Opportunities Fund”) into 34,639,206 shares of Common Stock (as defined below) on March 17, 2011, as described in the Schedule 13D (assuming that the accrued interest payable on March 17, 2011 to the Credit Opportunities Fund under the Credit Opportunities Note is capitalized and added to the outstanding principal balance of the Credit Opportunities Note, as described in Item 6 of the Schedule 13D), and (ii) the VPC Fund Note (as defined below) will become convertible by VPC Fund II, L.P. (the “VPC Fund”) into 19,673,294 shares of Common Stock on March 17, 2011, as described in the Schedule 13D (assuming that the accrued interest payable on March 17, 2011 to the VPC Fund under the VPC Fund Note is capitalized and added to the outstanding principal balance of the VPC Fund Note, as described in Item 6 of the Schedule 13D), (x) the beneficial ownership of shares of Common Stock by each of the Credit Opportunities Fund, Victory Park Capital Advisors, LLC (“Capital Advisors”), as the investment manager of the Credit Opportunities Fund, Jacob Capital, L.L.C. (“Jacob Capital”), as the manager of Capital Advisors, and Richard Levy, as the sole member of Jacob Capital, has increased substantially as of January 16, 2011 (60 days prior to March 17, 2011), and (y) each of the VPC Fund and Victory Park GP II, LLC (“Victory Park GP”), as the general partner of the VPC Fund, became the beneficial owner of greater than 5% of the outstanding shares of Common Stock as of January 16, 2011 (60 days prior to March 17, 2011).

(1)	Consists of (i) 9,147,464 shares of Common Stock held by the Credit Opportunities Fund, and (ii) 34,639,206 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the Credit Opportunities Fund under the Credit Opportunities Note is capitalized and added to the outstanding principal balance of the Credit Opportunities Note, as described in Item 6 of the Schedule 13D).

(2)	Based on 92,325,597 outstanding shares of the Common Stock of the Issuer on October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 9, 2010.

Cusip No.	904753100	13D	Page	3	of	15	Pages

1	NAMES OF REPORTING PERSON VPC Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,673,294 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,673,294 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,673,294(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6% (4)

14	TYPE OF REPORTING PERSON

PN

(3)	Consists of 19,673,294 shares of Common Stock issuable to the VPC Fund upon conversion of the VPC Fund Note on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the VPC Fund under the VPC Fund Note is capitalized and added to the outstanding principal balance of the VPC Fund Note, as described in Item 6 of the Schedule 13D).

(4)	See footnote 2.

Cusip No.	904753100	13D	Page	4	of	15	Pages

1	NAMES OF REPORTING PERSON Victory Park GP II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,673,294 (5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

19,673,294 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,673,294 (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.6% (6)

14	TYPE OF REPORTING PERSON

OO

(5)	Consists of 19,673,294 shares of Common Stock issuable to the VPC Fund upon conversion of the VPC Fund Note on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the VPC Fund under the VPC Fund Note is capitalized and added to the outstanding principal balance of the VPC Fund Note, as described in Item 6 of the Schedule 13D).

(6)	See footnote 2.

Cusip No.	904753100	13D	Page	5	of	15	Pages

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,786,670 (7)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

43,786,670 (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,786,670 (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.5%(8)

14	TYPE OF REPORTING PERSON

OO

(7)	Consists of (i) 9,147,464 shares of Common Stock held by the Credit Opportunities Fund and (ii) 34,639,206 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the Credit Opportunities Fund under the Credit Opportunities Note is capitalized and added to the outstanding principal balance of the Credit Opportunities Note, as described in Item 6 of the Schedule 13D).

(8)	See footnote 2.

Cusip No.	904753100	13D	Page	6	of	15	Pages

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,459,964(9)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

63,459,964(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,459,964 (9)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.3%(10)

14	TYPE OF REPORTING PERSON

OO

(9)	See footnotes 1 and 3. As the manager of Capital Advisors and the sole member and manager of Victory Park GP, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined below).

(10)	See footnote 2.

Cusip No.	904753100	13D	Page	7	of	15	Pages

1	NAMES OF REPORTING PERSON Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		63,459,964 (11)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

63,459,964(11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,459,964 (11)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.3%(12)

14	TYPE OF REPORTING PERSON

IN

(11)	See footnotes 1 and 3. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.

(12)	See footnote 2.

Cusip No.	904753100	13D	Page	8	of	15	Pages
This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Original Filing”), as amended by Amendment No. 1 filed on August 27, 2010 (“Amendment No. 1,” and together with the Original Filing, the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (iii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (iv) Richard Levy. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.
As disclosed in the Original Filing, the original Convertible Note, in the principal amount of $33,000,000, was issued by the Issuer to the Credit Opportunities Fund on March 17, 2010. As disclosed in Amendment No. 1, effective as of July 28, 2010, the Credit Opportunities Fund and VPC Fund II, L.P. (the “VPC Fund”) entered into an Assignment and Assumption Agreement (the “July Convertible Note Transfer Agreement”) pursuant to which the Credit Opportunities Fund sold and assigned to the VPC Fund a portion of the original Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the July Convertible Note Transfer Agreement, for a total purchase price of $7,500,000.00 in cash.
Subsequent to the filing of Amendment No. 1, effective as of December 22, 2010, the Credit Opportunities Fund and the VPC Fund entered into an Assignment and Assumption Agreement (the “December Convertible Note Transfer Agreement”) pursuant to which the Credit Opportunities Fund sold and assigned to the VPC Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being sold at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December Convertible Note Transfer Agreement, for a total purchase price of $5,999,311.43 in cash (collectively, the “December Convertible Note Transfer”). The aggregate portion of the original Convertible Note equal to $11,953,393.84 in principal amount sold and assigned to the VPC Fund prior to the date hereof pursuant to the July Convertible Note Transfer Agreement and the December Convertible Note Transfer Agreement is referred to in this Schedule 13D as the “VPC Fund Note” and the portion of the original Convertible Note equal to $21,046,606.16 in principal amount retained by the Credit Opportunities Fund is referred to in this Schedule 13D as the “Credit Opportunities Note.” The VPC Fund Note and the Credit Opportunities Note are collectively referred to in this Schedule 13D as the “Convertible Notes.”
This Amendment No. 2 is being filed to report, among other things, (i) the December Convertible Note Transfer and (ii) that because (A) the Credit Opportunities Note will become convertible by the Credit Opportunities Fund into 34,639,206 shares of Common Stock on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the Credit Opportunities Fund under the Credit Opportunities Note is capitalized and added to the outstanding principal balance of the Credit Opportunities Note, as described in Item 6 of the Schedule 13D), and (B) the VPC Fund Note will become convertible by the VPC Fund into 19,673,294 shares of Common Stock on March 17, 2011 (assuming that the accrued interest

Cusip No.	904753100	13D	Page	9	of	15	Pages
payable on March 17, 2011 to the VPC Fund under the VPC Fund Note is capitalized and added to the outstanding principal balance of the VPC Fund Note, as described in Item 6 of the Schedule 13D), (x) the beneficial ownership of shares of Common Stock by each of the Credit Opportunities Fund, Capital Advisors, as the investment manager of the Credit Opportunities Fund, Jacob Capital, as the manager of Capital Advisors, and Richard Levy, as the sole member of Jacob Capital, has increased substantially as of January 16, 2011 (60 days prior to March 17, 2011), and (y) each of the VPC Fund and Victory Park GP II, LLC, a Delaware limited liability company (“Victory Park GP”), as the general partner of the VPC Fund, became the beneficial owner of greater than 5% of the outstanding shares of Common Stock as of January 16, 2011 (60 days prior to March 17, 2011).

Item 2.	Identity and Background
Item 2 is hereby amended and restated as follows:

(a), (f)	This Schedule 13D is being filed by: (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company; (ii) VPC Fund II, L.P., a Delaware limited partnership; (iii) Victory Park GP II, LLC, a Delaware limited liability company; (iv) Victory Park Capital Advisors, LLC, a Delaware limited liability company; (v) Jacob Capital, L.L.C., an Illinois limited liability company; and (vi) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated January 26, 2011, a copy of which is attached as Exhibit 1 to this Amendment No. 2.

(b)	The business address of each of the Reporting Persons, other than the Credit Opportunities Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Credit Opportunities Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9005 Cayman Islands.

(c)	The principal business of each of the Credit Opportunities Fund and the VPC Fund is the investment in securities. The principal business of Victory Park GP is serving as the general partner of the VPC Fund. The principal business of Capital Advisors is serving as investment manager for the Credit Opportunities Fund. Jacob Capital’s principal business is serving as the manager of Capital Advisors and as the sole member and manager of Victory Park GP. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cusip No.	904753100	13D	Page	10	of	15	Pages

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to replace the first sentence thereof with the following:
As of the date hereof, (a) the Credit Opportunities Fund is the holder of 9,147,464 shares of Common Stock and 34,639,206 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the Credit Opportunities Fund under the Credit Opportunities Note is capitalized and added to the outstanding principal balance of the Credit Opportunities Note), and (b) the VPC Fund is the holder of 19,673,294 shares of Common Stock issuable to the VPC Fund upon conversion of the VPC Fund Note on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the VPC Fund under the VPC Fund Note is capitalized and added to the outstanding principal balance of the VPC Fund Note). The Shares set forth in the foregoing sentence, as set forth on the cover pages hereto, are referred to collectively in this Schedule 13D as the “Subject Shares.”
Item 3 is also hereby amended to add the following paragraph:
Since the filing of Amendment No. 1, the Credit Opportunities Fund purchased an aggregate of 501,650 additional shares of Common Stock in open market transactions as set forth below. The funds for such purchases were derived from the capital of the Credit Opportunities Fund.

	Number of Shares of Common
Date of Purchase	Stock Purchased	Purchase Price
August 27, 2010	176,633	$0.65	(1)
August 30, 2010	18,917	$0.68	(2)
August 31, 2010	50,000	$0.70
September 3, 2010	5,000	$0.72
December 15, 2010	75,000	$0.69	(3)
December 17, 2010	26,100	$0.72	(4)
December 20, 2010	50,000	$0.75	(5)
December 21, 2010	50,000	$0.75	(6)
December 22, 2010	50,000	$0.74	(7)

(1)	The price reported is a weighted average price. These shares were sold in multiple transactions (all on August 27, 2010) at prices ranging from $0.61 to $0.65, inclusive.

(2)	The price reported is a weighted average price. These shares were sold in multiple transactions (all on August 30, 2010) at prices ranging from $0.65 to $0.70, inclusive.

(3)	The price reported is a weighted average price. These shares were sold in multiple transactions (all on December 15, 2010) at prices ranging from $0.68 to $0.70, inclusive.

(4)	The price reported is a weighted average price. These shares were sold in multiple transactions (all on December 17, 2010) at prices ranging from $0.71 to $0.72, inclusive.

(5)	The price reported is a weighted average price. These shares were sold in multiple transactions (all on December 20, 2010) at prices ranging from $0.73 to $0.75, inclusive.

Cusip No.	904753100	13D	Page	11	of	15	Pages

(6)	The price reported is a weighted average price. These shares were sold in multiple transactions (all on December 21, 2010) at prices ranging from $0.72 to $0.75, inclusive.

(7)	The price reported is a weighted average price. These shares were sold in multiple transactions (all on December 22, 2010) at prices ranging from $0.72 to $0.75, inclusive.
Effective as of December 22, 2010, the Credit Opportunities Fund and the VPC Fund entered into the December Convertible Note Transfer Agreement pursuant to which the Credit Opportunities Fund sold and assigned to the VPC Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being sold at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December Convertible Note Transfer Agreement, for a total purchase price of $5,999,311.43 in cash. The funds for such purchase were derived from the capital of the VPC Fund. The description and summary of the December Convertible Note Transfer Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 2 to this Amendment No. 2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a), (b) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as filed with the Securities and Exchange Commission on November 9, 2010, 92,325,597 shares of the Common Stock of the Issuer were outstanding as of October 29, 2010. Based on the foregoing, the Subject Shares represented approximately 43.3% of the Common Stock outstanding as of such date, calculated by dividing (i) the Subject Shares by (ii) the sum of (A) 92,325,597 shares of the Common Stock of the Issuer outstanding as of October 29, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and (B) 54,312,500 shares of the Common Stock of the Issuer issuable upon conversion of the Convertible Notes on March 17, 2011 (assuming that the accrued interest payable on March 17, 2011 to the Credit Opportunities Fund and the VPC Fund under the Credit Opportunities Note and the VPC Fund Note is capitalized and added to the outstanding principal balance of the Credit Opportunities Note and the VPC Fund Note).
Because the Convertible Notes provide for interest to be paid in kind at a rate per annum equal to the greater of (i) the Prime Rate (as defined therein) plus 5% and (ii) 15%, which interest, in the absence of an Event of Default (as defined therein), may be capitalized and added to the outstanding principal balance of the Convertible Notes on each anniversary of the date of the original date of issuance (other than the maturity date), the number of shares of Common Stock into which the Convertible Notes are convertible may increase and, accordingly, the shares of Common Stock beneficially owned by the Reporting Persons in respect of the Convertible Notes may increase over time.
As of the date hereof, (a) the Credit Opportunities Fund is the beneficial owner of 9,147,464 shares of Common Stock and 34,639,206 shares of Common Stock issuable to the Credit Opportunities Fund upon conversion of the Credit Opportunities Note on March 17, 2011, and

Cusip No.	904753100	13D	Page	12	of	15	Pages
(b) the VPC Fund is the beneficial owner of 19,673,294 shares of Common Stock issuable to the VPC Fund upon conversion of the VPC Fund Note on March 17, 2011. Capital Advisors, as the investment manager of the Credit Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 43,786,670 Subject Shares beneficially owned directly by the Credit Opportunities Fund. Victory Park GP, as the general partner of the VPC Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 19,673,294 Subject Shares beneficially owned directly by the VPC Fund. As the manager of Capital Advisors and the sole member and manager of Victory Park GP, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
(c) Except for (i) the transfer pursuant to the December Convertible Note Transfer Agreement, as described in Item 3, and (ii) the Credit Opportunities Fund’s purchases of an aggregate of 501,650 additional shares of Common Stock in open market transactions since the filing of Amendment No. 1, as described in Item 3, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
Pursuant to the December Convertible Note Transfer Agreement, effective as of December 22, 2010, the Credit Opportunities Fund sold and assigned to the VPC Fund a portion of the Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being sold at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December Convertible Note Transfer Agreement, for a total purchase price of $5,999,311.43 in cash. The description of the December Convertible Note Transfer Agreement set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 2 to this Amendment No. 2 and is incorporated herein by reference.
In connection with the December Convertible Note Transfer Agreement, the Credit Opportunities Fund assigned to the VPC Fund rights under the Restated Registration Rights Agreement with respect to the portion of the original Convertible Note transferred by the Credit Opportunities Fund to the VPC Fund pursuant to the December Convertible Note Transfer Agreement.

Cusip No.	904753100	13D	Page	13	of	15	Pages

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:

Exhibit 1	Joint Filing Agreement, dated as of January 26, 2011, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Assignment and Assumption Agreement, dated as of December 22, 2010, between Victory Park Credit Opportunities Master Fund, Ltd. and VPC Fund II, L.P.

Cusip No.	904753100	13D	Page	14	of	15	Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 26, 2011

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
Its: Attorney-in-Fact

VPC FUND II, L.P.
By:	Victory Park GP II, LLC, its general partner

By:	Jacob Capital, L.L.C., its sole member and manager

By:	/s/ Richard Levy
	Name:	Richard Levy
Its: Sole Member

VICTORY PARK GP II, LLC
By:	Jacob Capital, L.L.C., its sole member and manager

By:	/s/ Richard Levy
	Name:	Richard Levy
Its: Sole Member

VICTORY PARK CAPITAL ADVISORS, LLC
By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

Cusip No.	904753100	13D	Page	15	of	15	Pages

JACOB CAPITAL, L.L.C.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

RICHARD LEVY
/s/ Richard Levy
Richard Levy

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated as of January 26, 2011, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 2	Assignment and Assumption Agreement, dated as of December 22, 2010, between Victory Park Credit Opportunities Master Fund, Ltd. and VPC Fund II, L.P.